' Goldcorp Exercises Warrants of Planet Exploration Inc. - Prepared By TNT Filings Inc.

PRESS RELEASE

GOLDCORP EXERCISES WARRANTS OF PLANET EXPLORATION INC.

Toronto, March 16, 2004 - GOLDCORP INC. (GG:NYSE; G:TSX) has exercised 1,000,000 warrants of Planet Exploration Inc. ("Planet") (PXI:TSX Venture Exchange) to purchase 1,000,000 common shares of Planet at CDN$0.60 per share. These warrants were purchased by Goldcorp in March, 2003 as part of units issued under a non-brokered private placement. Goldcorp now owns 16.7% of the outstanding shares of Planet and, assuming Goldcorp exercises the balance of its warrants, Goldcorp will own 24.6% of Planet on a partially diluted basis. Planet securities are held for investment purposes.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has NO DEBT, a Large Treasury and Strong Cash Flow and Earnings. GOLDCORP is completely UNHEDGED and pays a dividend twelve times a year. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact:	Corporate Office:

Chris Bradbrook	145 King Street West
Vice President, Corporate Development	Suite 2700
Telephone: (416)865-0326	Toronto, Ontario
Fax: (416)361-5741	M5H 1J8
e-mail: info@goldcorp.com	website: www.goldcorp.com